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Attn:	Matthew Derby

Jan Woo

Brittany Ebbertt

Kathleen Collins

Division of Corporation Finance

Office of Technology

Re:	Starry Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 20, 2021

File No. 333-260847

To the addressees set forth above:

On behalf of our client, Starry Holdings, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 6, 2022 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on December 20, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

What is the business combination?, page xiv

1.

You state here and on page xv that 117,387,684 shares of New Starry Class A common stock will be issued with the Acquisition Merger; however, elsewhere throughout the filing you indicate that 114,789,968 shares will be issued. Please explain this apparent inconsistency or revise as necessary. Also, tell us how you applied the 0.1818 Acquisition Merger Exchange Ratio to the Starry Holdings shares outstanding at September 30, 2021 to arrive at the 114,789,968 Historical Rollover shares included in your pro forma disclosure and provide any supporting calculations.

January 14, 2022

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xiv and xv of the Registration Statement to reflect that 114,789,968 shares of New Starry Class A common stock will be issued with the Acquisition Merger.

The Acquisition Merger Exchange Ratio of 0.1818 was applied to 631,579,951 pro forma historical Starry shares outstanding at September 30, 2021 to arrive at the 114,789,968 shares of New Starry Class A Common Stock held by the Historical Rollover Stockholders. The 631,579,951 pro forma historical Starry shares consist of the following:

•

497,770,570 shares of historical Starry Preferred Stock outstanding as of September 30, 2021, as converted on a 1:1 basis to Starry Common Stock immediately prior to the Acquisition Merger Effective Time as described in pro forma adjustment (1)j on page 199 of the Registration Statement.

•

98,430,144 shares of historical Starry Common Stock held by eligible non-founder Starry equity holders as described in pro forma adjustment (1)k on page 199 of the Registration Statement. The historical Starry Common Stock held by eligible non-founder Starry equity holders, together with 100,349,830 shares of historical Starry Common Stock held by the founder at September 30, 2021, total 198,779,974 shares of historical Starry Common Stock outstanding as of September 30, 2021.

•

35,379,237 shares of Starry Common Stock outstanding following the cashless exercise of all outstanding Starry Warrants to purchase Starry Common Stock as reflected on a pro forma basis as described in pro forma adjustment (1)l on page 200 of the Registration Statement.

The Acquisition Merger Exchange Ratio of 0.1818 is not rounded to four digits in calculating the 114,789,968 shares outstanding upon conversion.

Do I have redemption rights?, page xx

2.	We note your response to prior comment 2. Please revise to clarify whether any consideration was provided in exchange for the waiver of redemption rights.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages xviii, xx, 15 and 144 of the Registration Statement.

How do Redemptions of FirstMark Class A common stock impact the closing of the Business combination and the minimum cash conditions?, page xxiv

3.

You state that the closing of the Convertible Notes Investment is conditioned on the Closing Surviving Corporation Cash equaling or exceeding $300 million. The Closing Surviving Corporation Cash as defined on page iv appears to include the proceeds from the PIPE Investment. Please explain further how you will meet the Convertible Notes closing condition under the maximum redemption scenario considering the PIPE Investment is conditioned on the closing of the Convertible Notes and include any supporting calculations in your response.

January 14, 2022

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxiv, 36, 69 and 190-191 of the Registration Statement to explain how the Company will meet the Convertible Notes closing condition under the Maximum Redemption Scenario.

The calculation of the Closing Surviving Corporation Cash under this scenario is (i) $127,575,000 from the Trust Account following the redemptions plus (ii) $109,000,000 from the PIPE Investment plus (iii) $21,000,000 from the Series Z Investment plus (iv) $42,425,000 cash and cash equivalents on hand at the Company as of September 30, 2021.

The Maximum Redemption Scenario is calculated by determining how many shares could be redeemed while still achieving Closing Surviving Corporation Cash of $300 million. Therefore, the pro forma financial statements will always reflect a Closing Surviving Corporation Cash of $300 million, and the shares redeemed in the Maximum Redemption Scenario will fluctuate based on how the other inputs to the calculation (specifically, the cash and cash equivalents on hand as of the date of the pro forma balance sheet) change from period to period.

What vote is required to approve each proposal at the special meeting?, page xxviii

4.

We note your response to prior comment 8. Please revise to specify the percentage of unaffiliated public SPAC stockholders that will be necessary to approve the Business Combination in addition to the specific number of shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxviii-xxix of the Registration Statement.

The Convertible Note Investment, page 4

5.	We note your response to prior comment 12. Please revise to provide a discussion regarding the potential impact of the Convertible Notes on non-redeeming shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 138 of the Registration Statement.

Risks Related to the Business Combination and FirstMark identified a material weakness in its internal control over financial reporting..., page 79

6.

We note your response and revised disclosures to prior comment 18. As previously requested, please revise to specifically address any remediation efforts taken so far to address the material weakness related to FirstMark’s accounting for complex equity and equity linked instruments and what remains to be completed in your remediation plan. Also, address the estimated time it will take to complete your remediation plan and any associated material costs you have incurred or expect to incur.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 80-82 of the Registration Statement.

Information About Starry, Digital Equity and Inclusion, page 227

January 14, 2022

7.	We note your response to prior comment 34. Please revise here to disclose the amount of subsidies recognized under the FCC’s Emergency Broadband Benefit program for each period presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 228 of the Registration Statement.

Network Architecture, page 228

8.

We note your response to prior comment 25 that “Each Titan is connected to fiber backhaul or fixed wireless backhaul, which routes [y]our network traffic back to a local internet point-of-presence in the market.” Please clarify whether your network architecture requires the use of network infrastructure such as fiber-optic or other networks installed and owned by other internet service providers, the extent to which Starry is reliant upon them, and whether you have any agreements for their use. As part of your discussion, explain what a “local internet point-of-presence in the market” is and their significance to your business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 230 of the Registration Statement. In addition, the Company has revised its risk factor on pages 42-43 to describe potential risks related to access to fiber for backhaul.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Starry Key Business Metrics and Non-GAAP Financial Measures, page 247

9.

We note your revised disclosures in response to prior comment 27. Please revise to also present each of these key business metrics for the fiscal year ended December 31, 2019 so that all periods are presented. Revise to discuss the fluctuations in each measure from period to period, specifically addressing why ARPU has been steadily decreasing each period and why the number of Addressable Households remained unchanged from December 31, 2020 to September 30, 2021. Also, explain further your plans to expand into additional markets to support your growth strategy projections on page 235.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 249-251 of the Registration Statement to present each of the key business metrics for the fiscal year ended December 31, 2019 and discuss the fluctuations in each measure from period to period. We have also provided further detail of our plans to expand into additional markets on page 243 of the Registration Statement.

10.

We note your response and revised disclosures to prior comment 28. As previously requested, please revise the table here to present GAAP net loss prior to non-GAAP Adjusted EBITDA. Refer to Question 102.10 of the Non-GAAP C&DIs and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the table on page 249 of the Registration Statement to present GAAP net loss prior to non-GAAP Adjusted EBITDA.

January 14, 2022

General

11.

You disclose that holders of FirstMark Class A Common Stock that do not redeem their shares will be entitled to a pro rata right to an additional 1.0 million shares of New Starry Class A Common Stock. Please tell us whether you intend to register these shares in this registration statement. Explain when the non-redeeming shareholders will be issued their pro-rata portion of the shares. Also, disclose whether the Sponsor or any of FirstMark’s officers and directors will be entitled to a pro rata portion of the shares. Lastly, tell us how the issuance of these shares is reflected in your pro forma financial statements or revise as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages xiv, xv, xxvi, 6 and 86 of the Registration Statement. The additional 1.0 million shares of New Starry Class A Common Stock are being registered pursuant to the Registration Statement, will be delivered by means of application of the Class A Exchange Ratio and will be delivered as additional shares of New Starry Class A Common Stock. By virtue of the exchange mechanism in the Sponsor Support Agreement (which effectively cancels out the Class A Exchange Ratio), none of the Sponsor or any of the holders of FirstMark Class B Common Stock will receive the benefit of the additional 1.0 million shares.

The issuance of such shares is reflected in the pro forma financial statements within the underlying Class A Exchange Ratio of 1.02415 under a No Redemption Scenario and 1.07839 under a Maximum Redemption Scenario.

*    *    *    *

January 14, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Shagufa Hossain at (202) 637-2323.

Very truly yours,

/s/ Shagufa Hossain
Shagufa Hossain of LATHAM & WATKINS LLP

cc:	Chaitanya Kanojia, Starry Holdings, Inc.

William Lundregan, Starry Holdings, Inc.

Justin G. Hamill, Latham & Watkins LLP

Rachel W. Sheridan, Latham & Watkins LLP

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP